UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

National HealthCare Corporation

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(Name of Issuer)

Common Stock

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(Title of Class of Securities)

635906100

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(CUSIP Number)

August 11, 2014

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635906100

13G

1	NAMES OF REPORTING PERSONS: National Health Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) (b) X
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 1,353,815 (1) (2)
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWERS: 1,353,815 (1) (2)
	8	SHARES DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,353,815 shares of Common Stock (1) (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.3% (2) (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

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(1)

Consists of (i) 1,046,147 shares of Common Stock held of record by National Health Corporation, and (ii) 307,668 shares of Common Stock issuable to National Health Corporation upon the conversion of 1,271,147 shares of Series A Convertible Preferred Stock held of record by National Health Corporation.

(2)

Each share of Series A Convertible Preferred Stock is convertible at any time into 0.24204 shares of Common Stock.

(3)

Based on (i) 14,227,243 shares of Common Stock outstanding as of August 1, 2014, as reported by the Issuer on its Form 10-Q filed August 5, 2014, plus (ii) the number of shares of Common Stock issuable to National Health Corporation upon the conversion of its Series A Convertible Preferred Stock.

Item 1(a).

Name of Issuer:

National HealthCare Corporation

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Item 1(b).

Address of Issuer’s Principal Executive Offices:

100 E. Vine Street

Murfreesboro, Tennessee 37130

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Item 2(a).

Name of Person Filing:

National Health Corporation

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Item 2(b).

Address of Principal Business Office, or if None, Residence:

100 E. Vine Street

Murfreesboro, Tennessee 37130

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Item 2(c).

Citizenship:

United States

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Item 2(d).

Title of Class of Securities:

Common Stock

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Item 2(e).

CUSIP Number:

635906100

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Item 3.

If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

1,353,815

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(b)

Percent of class:

9.3% of Common Stock

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(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote

1,353,815

(ii)

Shared power to vote or to direct the vote

None

(iii)

Sole power to dispose or to direct the disposition of

1,353,815

(iv)

Shared power to dispose or to direct the disposition of

None

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Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Not applicable.

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Item 6.

Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

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Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

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Item 8.

Identification and Classification of Members of the Group.

Not applicable.

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Item 9.

Notice of Dissolution of Group.

Not applicable.

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Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2014

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(Date)

NATIONAL HEALTH CORPORATION

/s/Kathy T. Henderson

By: Kathy T. Henderson

Title:  Secretary